

Mail Stop 3561

August 13, 2018

Andrew J. Littlefair
President and Chief Executive Officer
Clean Energy Fuels Corp.
4675 MacArthur Court, Suite 800
Newport Beach, California 92660

> **Re:** **Clean Energy Fuels Corp.**
> **Registration Statement on Form S-3**
> **Filed August 7, 2018**
> **File No. 333-226656**

Dear Mr. Littlefair:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katherine Bagley at (202) 551-2545 with any questions.

Sincerely,

/s/ Jennifer López for

Mara L. Ransom
Assistant Director
Office of Consumer Products